FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2012 AND
HSBC (FRANCE) PLAN D'EPARGNE

65,036,059 ordinary shares of US$0.50 each have been allotted by HSBC Holdings plc to shareholders who elected to receive the scrip dividend alternative for the third interim dividend for 2012.

2,274,523 ordinary shares of US$0.50 each have been allotted in connection with HSBC (France) Plan d'Epargne, an employee share plan. The shares will be issued on 12 December 2012 and will rank pari passu with the existing issued ordinary shares of the Company. Application has been made to the Financial Services Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading.  Dealings are expected to commence on 12 December 2012.

R G Barber
Group Company Secretary
6 December 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                         Date: 06 December 2012